UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cordia Bancorp Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

218513 10 9

(CUSIP Number)

Jack C. Zoeller

2810 31st Street

Washington, DC 20008

(202) 251-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 218513 10 9		13D	Page 2 of 4
1			NAMES OF REPORTING PERSONS: Jack C. Zoeller
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 472,227 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 472,227 (1)
	10	SHARED DISPOSITIVE POWER 0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,227 (1)
12			CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.69% (2)
14			TYPE OF REPORTING PERSON IN

(1)	The amount includes 39,478 shares underlying stock options which are exercisable within 60 days.
(2)	Based on a total of 5,397,768 shares of voting Common Stock outstanding as of April 5, 2016 and assumes that (i) 184,000 additional shares have been issued in connection with the vesting of founder shares held by Mr. Zoeller and (ii) options to purchase 39,478 shares have been exercised.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends Items 4 and 5 of the Schedule 13D filed on August 4, 2015 (the “Original Schedule 13D” and together with Amendment No. 1, the “Schedule 13D”), by the Reporting Person with respect to the common stock of Cordia Bancorp Inc. (the “Company”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended as follows:

On March 1, 2016, Bank of Virginia (“Bank”), the wholly-owned subsidiary of the Company, entered into a Stock Purchase Agreement with Mr. Zoeller, the former President and Chief Executive Officer of the Bank, pursuant to which the Bank transferred certain marketing agreements, internet domains, and intellectual property relating to its student loan origination platform, called CordiaGrad, to a newly formed subsidiary, which it then sold to Mr. Zoeller in exchange for nominal consideration and Mr. Zoeller’s agreement to relinquish his rights under his employment agreement with the Company. In connection with the closing of the transaction, the Company took all action necessary to vest all unvested restricted stock, performance shares and stock options held by Mr. Zoeller.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) is hereby amended and restated as follows:

(a) and (b)

Mr. Zoeller may be deemed the beneficial owner of 472,227 shares of Common Stock and Mr. Zoeller has sole voting and dispositive power over all of the 472,227 shares of Common Stock. Such shares represent beneficial ownership of 8.69% of the Common Stock, based on 5,397,768 shares of Common Stock issued and outstanding as of April 5, 2016, and assuming that (i) 184,000 additional shares have been issued in connection with the vesting of founder shares held by Mr. Zoeller and (ii) options to purchase 39,478 shares have been exercised.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2016	/s/ Jack C. Zoeller
Jack C. Zoeller

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